Mail Stop 6010
Via Facsimile and U.S. Mail

October 26, 2007

Ms. Lianqin Qu
Chief Executive Officer
Global Pharmatech, Inc.
89 Ravine Edge Drive
Richmond Hill, Ontario, Canada L4E 4J6

RE: Global Pharmatech, Inc.
Form 10-QSB for June 30, 2007
File No. 333-67884

Dear Ms. Qu:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for June 30, 2007

1. Your statement of cash flows presents discontinued operations as a separate fourth category. Please revise this statement to comply with FAS 95 and classify all cash flows as either: operating, investing or financing. In addition, confirm to us that discontinued operations had zero net cash flows in 2006 as presented on the statement or revise as necessary. The cash flows of discontinued operations should be presented similarly in both periods

presented. Finally, the statement of cash flows should begin the reconciliation with net income or loss not income/loss before discontinued operations.

2. Tell us if the $1.2 million receivable related to the sale of Jilin Yicaotang Pharmaceutical Co. is included in other receivables and prepayments classified as current on the June 30, 2007 balance sheet. Form 8-K dated May 11, 2007 indicates this receivable will be collected in installments due from 2007 to 2011. Accordingly, classification as current would not be appropriate. Please revise or advise. Indicate in the notes if the May 2007 payments were collected and where in the statement of cash flows these payments are included. It would appear these payments should be classified as investing cash flows.

3. Indicate in the notes the origination date and original due date of all loans receivable explaining why classification as current is appropriate. Indicate where cash flows related to these loans are classified on the statement of cash flows.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant